

December 17, 2012

<u>Via E-mail</u>
Mr. Gary O. Marino
Chief Executive Officer
Banyan Rail Services, Inc.
2255 Glades Road, Suite 111-E
Boca Raton, FL 33431

> RE: **Banyan Rail Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **File No. 1-09043**

Dear Mr. Marino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Note 3. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-6</u>

1. It appears that you follow the "completed-contract" method of accounting, as described in ASC 605-35-25-88, for your pick-up and disposal services. Please clarify to us why you believe that this method is more appropriate than the "percentage-of-completion" method. Refer to ASC 605-35-25-51 through 25-61. Also, see ASC 605-35-25-90 through 93 for examples of when the completed contract method would be appropriate.

2. In addition, we note that you have more deferred costs than deferred revenues on your balance sheet as of December 31, 2011. Please tell us if you are in a loss position with any of your current contracts or you expect to incur a loss. Although the completed-

contract method does not permit the recording of any income prior to completion, provision shall be made for expected losses. For reference see ASC 605-35-25-89.

3. You disclose on page 4 that you have four sources of revenue. Please tell us what percentage of revenue is represented by each source and provide us with details of the contracts that are under the completed contract method. In your response tell us the average duration of your contracts and why you are not able to estimate costs to be able to use percentage of completion.

Exhibit 31.2

4. We note that, below his signature, Mr. Redfearn is identified as your President (Executive Officer). Rules 13a-14(a) and 15d-14(a) require certifications from your Principal Executive Officer and your Principal Financial Officer. Please tell us why you haven't provided a certification from Jon Ryan, your current Chief Financial Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief